Filed pursuant to Rule 433

June 10, 2013

Relating to

Preliminary Prospectus Supplement dated June 10, 2013 to

Prospectus dated September 29, 2010

Registration Statement No. 333-169633

Duke Energy Corporation
$500,000,000 2.10% Senior Notes due 2018

Pricing Term Sheet

Issuer:	Duke Energy Corporation

Ratings (Moody’s / S&P / Fitch)	Baa2 / BBB / BBB+ A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	June 10, 2013

Settlement:	June 13, 2013 (T+3)

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing December 15, 2013

Security Description:	2.10% Senior Notes due 2018

Principal Amount:	$500,000,000

Maturity:	June 15, 2018

Coupon:	2.10%

Benchmark Treasury:	1.00% due May 31, 2018

Benchmark Treasury Yield:	1.123%

Spread to Benchmark Treasury:	+100 bps

Yield to Maturity:	2.123%

Initial Price to Public:	99.891% per Note

Make-Whole Call/Optional Redemption Provisions:	At any time before one month prior to maturity, redeemable at the Treasury Rate + 15 bps. At any time on or after one month prior to maturity, redeemable at par.

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof

CUSIP / ISIN:	26441C AK1 / US26441CAK18

Joint Book-Running Managers:	Goldman, Sachs & Co. Mizuho Securities USA Inc. RBC Capital Markets, LLC

Co-Managers:	BBVA Securities Inc. Santander Investment Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at (866) 471-2526, Mizuho Securities USA Inc. at (866) 271-7403 and RBC Capital Markets, LLC toll-free at (866) 375-6829.